Exhibit 97

Ball Corporation’s Incentive Compensation Recoupment Policy

PURPOSE

This policy has been adopted by Ball Corporation (“Ball”) to address the recovery of erroneously awarded incentive-based compensation in compliance with the rules set forth in Section 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the related listing rules of the New York Stock Exchange (the “NYSE”), specifically including Section 303A.14 of the NYSE Listed Company Manual. To the extent this policy is in any manner deemed inconsistent with such Exchange Act or NYSE rules, this policy shall be treated as retroactively amended to be compliant with such rules. This policy adds to, but does not replace, any previous policies adopted by the Company with respect to the recoupment of incentive-based compensation.

SCOPE/APPLICABILITY

This policy applies to Executive Officers for Ball Corporation, its subsidiaries and affiliates. For purposes of this document, the term “Executive Officers” includes (current and former) Ball chief executive officer, president, principal financial officer, principal accounting officer, any vice-president of Ball in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of Ball’s affiliates) who performs similar policy-making functions for Ball. Identification of an Executive Officer for purposes of this policy would include, at a minimum, executive officers identified pursuant to Item 401(b) of Regulation S-K promulgated under the Exchange Act.

REQUIREMENTS AND RESPONSIBILITIES

1.	Recoupment. If Ball is required to prepare a Restatement, Ball shall, unless the Human Resources Committee of the Ball board of directors (the “Board”) determines it to be impracticable, take reasonably prompt action to recoup all Recoverable Compensation from all subject Executive Officers, wherever it may reside. Subject to applicable law, Ball may seek to recoup Recoverable Compensation by requiring an Executive Officer to repay such amount to Ball; by adding “holdback” or deferral policies to incentive compensation; by adding post-vesting “holding” or “no transfer” policies to equity awards; by set-off of an Executive Officer’s other compensation; by reducing future compensation; or by such other means or combination of means as Ball, in its sole discretion, determines to be appropriate. This policy is in addition to (and not in lieu of) any right of repayment, forfeiture or off-set against any Executive Officer that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this policy). Ball may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate, including recouping compensation that does not constitute incentive-based compensation.
2.	Administration of Policy. The Board shall have full authority to administer, amend or terminate this policy or delegate such authority to a committee of the Board. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such action in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board shall be final, binding and conclusive. Unless determined otherwise by the Board in the future, the Human Resources Committee of the Board shall administer this policy.
3.	Acknowledgement by Executive Officers. Ball shall take reasonable steps to provide notice to Executive Officers of this policy. Current Executive Officers should read this policy carefully and sign and return the acknowledgement attached hereto as Annex A. The failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this policy.

4.	No Indemnification. Notwithstanding the terms of any of Ball’s organizational documents, any corporate policy or any contract, no Executive Officer shall be indemnified against the loss of any Recoverable Compensation under this policy.
5.	Disclosures. Ball shall make all disclosures and filings with respect to this policy and maintain all documents and records that are required by the applicable rules and forms of the U.S. Securities and Exchange Commission (the “SEC”) (including, without limitation, Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any applicable exchange listing standard).
6.	Additional Recoupment Triggers. If the Board or its designated Committee finds that an officer or executive at the level of vice president or above, or an affiliate, has engaged in acts such as fraud, intentional misconduct or actions causing harm to Ball Corporation, and as a result received undue compensation, it reserves the right to take corrective measures, including but not limited to, recoupment of any compensation, wherever it may reside. This applies even if the acts do not require a restatement as defined under this policy and even if the compensation does not constitute incentive-based compensation as defined in this policy. Remedial actions may include, as allowed by law, consistent with existing plan documents, requiring the reimbursement or cancellation of incentive compensation, including options, restricted stock units (“RSUs”), and other time-based awards.

CONSEQUENCES OF NON-COMPLIANCE

Any employee, regardless of position, found to have engaged in behavior that violates this policy will be subject to appropriate disciplinary action, up to and including termination.

REPORTING AND PROTECTION FROM RETALIATION

Ball prohibits retaliation against individuals who engage in behavior that is protected under Ball policies or local, state, federal, or international law. If you believe that you have experienced, witnessed, or learned of potential violations of Ball’s Prohibition of Retaliation Policy, do not ignore it. You can find more information about reporting retaliation violations here.

DEFINITIONS

In addition to terms otherwise defined in this Policy, the following terms, when used in this policy, shall have the following meanings:

“Applicable Period” means the three (3) completed fiscal years preceding the earlier of: (i) the date that the Board, a committee of the Board, or the officer or officers of Ball authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that Ball is required to prepare a Restatement; or (ii) the date a court, regulator, other legally authorized body directs Ball to prepare a Restatement.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing Ball’s financial statements and any measure that is derived wholly or in part from such measure. Examples of Financial Reporting Measures include the following (and measures derived from the following): revenues, net income, operating income, financial ratios, EBITDA, liquidity measures, return measures (such as return on assets), profitability of one more segments, sales per square foot, same store sales, revenue per user, cost per employee, stock price and total shareholder return (“TSR”). A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

“Impracticable” means, after exercising a normal due process review of relevant facts and circumstances and taking steps required by Exchange Act Rule 10D-1 and any applicable exchange listing standard, the Human Resources Committee determines that recovery of the Recoverable Compensation is impracticable because: (i) the direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered1; or (ii) it has determined that the recovery of such compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to Ball’s employees, to failed to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Incentive-Based Compensation” includes any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, which would exclude compensation not based wholly or in part upon the attainment of a Financial Reporting Measure including the following: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely on the passage of time.

“Received” Incentive-Based Compensation is deemed “Received” in any Ball fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of Incentive-Based Compensation occurs after the end of that period.

“Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received after October 2, 2023, by an Executive Officer: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while Ball had a class of securities listed on NYSE or other national securities exchange; and (iv) during the Applicable Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Performing Measures, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received. The obligation to recover erroneously awarded compensation is not dependent on whether or when restated financial statements are filed with the SEC.

“Restatement” means an accounting restatement of any of Ball’s financial statements due to Ball’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). A Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Ball’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.

1 Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, Ball must make a reasonable attempt to recover such compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.